Washington Mutual

As of and for the year ended December 31, 2002, Washington Mutual, Inc. and subsidiaries (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $110 million and $20 million, respectively.

Craig S. Davis

Craig S. Davis

President

Home Loans & Insurance Services Group

Anthony T. Meola

Anthony T. Meola

Executive Vice President

Home Loans & Insurance Services Group

February 18, 2003